Exhibit (a)(1)(B)
E-MAIL TO ALL ELIGIBLE EMPLOYEES

To:	[E-MAIL ADDRESS]

From:	Lisa Wysocki Stock Plan Administrator

Date:	November 29, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options
     U.S. Internal Revenue Code Section 409A imposes certain adverse personal tax consequences on stock options that were granted at a discount from fair market value (“discount options”). With respect to U.S. taxpayers, the adverse personal tax consequences only apply to discount options which vest after December 31, 2004. For U.S. taxpayers, these tax consequences may include income tax at vesting (whether shares are exercised or not), an additional 20% federal tax and interest charges, and may also include substantial related state tax penalties.
     You are receiving this e-mail because it has been determined that certain of your stock options to purchase common shares of Nabors Industries Ltd. may be affected by Section 409A because they were discount options. Nabors is offering you the opportunity to avoid the adverse personal tax consequences by (1) amending certain of these stock options to increase the exercise price, removing the discount and (2) entitling you to receive a cash payment to make up for the increase in exercise price of those stock options. Details regarding the amendment of those options and the timing and amount of the cash payment are in the Offer to Amend the Exercise Price of Certain Options and attachments to this e-mail.
     If you did not receive this email directly from Lisa Wysocki, we believe your Nabors outstanding stock options are not adversely impacted by Section 409A.
KEY DOCUMENTS AND MATERIALS
(1)	Tender Offer Document (this is a very large file)

(2)	Amendment to Stock Option Agreement(s) and Agreement to Make Cash Payment
     Both of these documents are located in the Employee Portal at https://mysite.nabors.com under the myBenefits tab, then the Stock Options tab, then the Plan Information/Forms link, then the heading “Tender Offer Documents”. They are also located on the Nabors intranet at http://sharepoint.nabors.com/C3/stock%20Options%20Library/default.aspx under the heading “Tender Offer Documents”.
(3)	Election Agreement
     The Election Agreement is attached to this e-mail in two parts. The first part is an addendum/options history with your personalized stock option information (which includes a list of your Eligible Options which may be amended in this offer, the grant date of each of those options, and the amount of the cash payment you will be entitled to receive if you choose to participate in this offer and the amended option exercise price). The second part includes the terms and conditions of the Election Agreement.
     We strongly encourage you to use the “voting buttons” on this e-mail to make your election to accept or reject this offer. If for any reason you are unable to use this system and you need a paper form of the Election Agreement, you may print the attached Election Agreement or e-mail Lisa Wysocki to request a copy.

ACTION ITEMS
     After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to accept the Election Agreement by clicking the “Approve” button at the top of this e-mail. Although we strongly prefer that you submit your Election Agreement in this manner, you may also send a completed and signed Election Agreement in paper form, in accordance with instructions in the Offer to Amend, by mail, e-mail or fax to:
Lisa Wysocki
Stock Plan Administrator
Nabors Corporate Services, Inc. 515 W. Greens Rd., Suite 1200
Houston, TX 77067
Fax: 281-775-4349
E-mail: Lisa.Wysocki@nabors.com
     The Election Agreement must be received by the Company via e-mail or by mail or fax no later than 12:00 midnight, Eastern Time, on December 28, 2007.
QUESTIONS
     You should direct general questions about the terms of this offer or requests for general tax information about this offer via e-mail to me. We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.